599 LEXINGTON AVENUE  |  NEW YORK  |  NY  |  10022-6069

WWW.SHEARMAN.COM  |  T +1.212.848.4000  |  F +1.212.848.7179

mbenjamin@shearman.com 212.848.76587658 (Direct) 646.848.7658 (Fax)	October 15, 2013

Via Email and EDGAR Correspondence Filing

Ms. Mara L. Ransom, Assistant Director

Ms. Jacqueline Kaufman, Staff Attorney

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Tops Holding II Corporation

Tops Holding LLC

Tops Markets, LLC

Tops Markets II Corporation

Registration Statement on Form S-4

(File No. 333-191029)

Responses to SEC Comments to Form S-4 filed on September 6, 2013

Dear Ms. Ransom:

On behalf of Tops Holding II Corporation (the “Company”), set forth below are the responses of the Company to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in your letter dated October 4, 2013, relating to the registration statement on Form S-4 (File No. 333-191029) of the Company, Tops Holding LLC, Tops Markets, LLC and Tops Markets II Corporation (collectively, the “Issuers” or “we”) filed on September 6, 2013 (the “Registration Statement”). Each Staff comment has been repeated below, for your convenience, and is followed by the Issuers’ response to that comment.

ABU DHABI  |   BEIJING  |   BRUSSELS  |   FRANKFURT  |   HONG KONG  |   LONDON  |   MILAN  |   NEW YORK  |   PALO ALTO  |   PARIS  |   ROME  |   SAN FRANCISCO  |   SÃO PAULO  |   SHANGHAI  |   SINGAPORE  |   TOKYO  |   TORONTO  |   WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

Ms. Mara L. Ransom	October 15, 2013

This letter should also be read in conjunction with Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which the Issuers filed with the Commission on October 15, 2013. In this letter, all page references set forth in the Issuers’ responses to the Staff’s comments refer to page numbers in Amendment No. 1. To assist the Staff, we are delivering a copy of this letter and a comparison draft showing the changes made in Amendment No. 1.

Comments to Registration Statement Received in Letter Dated October 4, 2013

General

1.	We note that you are registering 8.875% Senior Secured Notes due 2017 and 8.750% / 9.500% Senior Notes due 2018 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response: In response to the Staff’s comment, the Issuers are filing concurrently with this response letter two supplemental letters (one with respect to each of the Exchange Notes due 2017 and the Exchange Notes due 2018) stating that they are registering the exchange offers in reliance on the Staff’s position contained in the Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988), Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) (the “Morgan Stanley No-Action Letter”) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993) (the “Shearman & Sterling No-Action Letter”). Such letters will include the representations contained in the Morgan Stanley No-Action Letter and Shearman & Sterling No-Action Letter.

Prospectus Cover Page

2.	As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

Response: We note the Staff’s comment and respectfully confirm that the offering will be open at least through midnight on the twentieth business day of the offering. We have revised the prospectus in Amendment No. 1 to fix 5:00 p.m. on the twenty-first business day following commencement of the exchange offer as the expiration time of the exchange offer.

Ms. Mara L. Ransom	October 15, 2013

3.	Please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Response: We respectfully confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to Rule 424.

4.	Please revise your prospectus cover page to disclose the following:

•	Broker-dealers who receive exchange notes pursuant to the exchange offer acknowledge that they will deliver a prospectus in connection with any resale of such exchange notes; and

•	Broker-dealers who acquired the original notes as a result of market-making or other trading activities may use the prospectus for the exchange offer, as supplemented or amended, in connection with resales of the exchange notes.

Response: In response to the Staff’s comment, we have moved the required disclosure to the final paragraph of the prospectus cover page, as well as revised such disclosure, the changes shown below as bolded, underlined text, as follows:

If you are a broker-dealer that receives exchange notes for your own account, you must acknowledge that you will deliver a prospectus in connection with any resale of the exchange notes. The letter of transmittal accompanying this prospectus states that, by so acknowledging and by delivering a prospectus, you will not be deemed to admit that you are an “underwriter” within the meaning of the Securities Act. You may use this prospectus, as we may amend or supplement it in the future, for your resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired as a result of market-making activities or other trading activities. We will use commercially reasonable efforts to have the registration statement, of which this prospectus forms a part, remain effective until 180 days after             , 2013 for use by participating broker-dealers. We will also amend or supplement this prospectus during this 180-day period, if requested by one or more participating broker-dealers, in order to expedite or facilitate such resales.

Ms. Mara L. Ransom	October 15, 2013

Inside Front Cover Page

5.	Please provide the disclosure required by clauses (1) and (2) of Item 2 of Form S-4.

Response: In response to the Staff’s comments, we have included in Amendment No. 1 the statements required by clauses (1) and (2) of Item 2 of Form S-4 after the table of contents.

Summary Description of the Exchange Notes, page 7

6.	Where you discuss the “Ranking” of each of the Notes, please revise to quantify the amount of debt that is mentioned in each bullet point.

Response: In response to the Staff’s comment, the Issuers have revised the disclosure on pages 7 and 8 of the prospectus in Amendment No. 1.

Risk Factors, page 15

Risks Related to the Exchange Offers, page 33

Your ability to transfer the exchange notes may be limited, page 34

7.	Here or in an appropriate place in your prospectus, please disclose the current rating that has been assigned to your exchange notes so that investors can put this risk in context.

Response: In response to the Staff’s comment, the Issuers have revised the disclosure on pages 30 and 33 of the prospectus in Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39

Recent Events Affecting Our Results of Operations and the Comparability of Reported Results of Operations, page 40

Results of Operations, page 40

8.	With a view to understanding the comparability of your Reported Results of Operations, here or in an appropriate place in your prospectus, please revise to disclose the reasons for and how you determined the amount the dividends you paid to your shareholders and whether you anticipate paying such dividends in the future. In this regard, we note the restrictions upon dividends payments you have disclosed elsewhere.

Response: We respectfully acknowledge the Staff’s comment and note that at this time we do not have any intention to pay any additional dividend. Future dividends, if any,

Ms. Mara L. Ransom	October 15, 2013

will be declared and paid at the discretion of our board and subject to legal, business and other considerations. In “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Events Affecting Our Results of Operations and the Comparability of Reported Results of Operations” on page 40 in the prospectus in Amendment No. 1, we have modified the discussions of our December 2012 and May 2013 financing and dividend activities, the changes shown as bolded, underlined text, as follows:

“December 2012 Financing and Dividend Activities

On December 20, 2012, we issued $460.0 million of senior secured notes, bearing yearly interest of 8.875%. The proceeds from these notes were used to redeem our previously outstanding $350.0 million senior secured notes, pay a $100.0 million dividend to our shareholders and pay fees and expenses related to the issuance. The dividend amount was determined based upon the amount of debt issuable on reasonable credit terms while maintaining acceptable leverage and interest coverage levels. Also during December 2012, we amended and restated our asset-based revolving credit facility.

May 2013 Financing and Dividend Activities

On May 15, 2013, we issued $150.0 million of senior unsecured notes, bearing yearly cash interest of 8.75%. The proceeds from these notes were used to pay a $141.9 million dividend to our shareholders. The dividend amount was determined based upon the amount of debt issuable on reasonable credit terms while maintaining acceptable leverage and interest coverage levels.”

9.	It appears from the information within your Results of Operations and your Selected Historical Consolidated Financial and Operating Data that there is a trend of same store sales generally decreasing over time. Your analysis of results of operations for the interim period also suggests that same store sales may continue to decrease in the future. Specifically, we note that you added 31 net new stores from July 14, 2012 to July 13, 2013, but these new stores only contributed $74.5 million to inside sales, or approximately $86,000 on an average weekly per store basis. Even eliminating the net new stores added during the period ended July 13, 2013 such that you only consider the 25 net new stores open for the entire interim period, the new stores contributed approximately $106,000 on an average weekly per store basis as compared to your same store average weekly inside sales of $318,667 for established stores. Please revise your analysis of results to address the apparent trend of declining same store sales across your historical periods, provide better insight from management as to the underlying reasons, and clarify whether and why management expects this trend to continue in the future.

Response: During the 28-week period ended July 13, 2013, we experienced a 0.5% decrease in same store sales. This decrease was primarily driven by a decline in pharmacy sales, largely the result of the conversion of certain drugs from being brand name only to having lower-cost generic equivalents. This conversion had an estimated 31 basis points, or $3.5 million, impact on same store sales. The remainder of the same store sales decrease was attributable to the cannibalization effect on sales from the acquired and new supermarkets opened since July 2012 and sluggish economic conditions that have continued to drive customers to buy less and trade down to products with lower retail prices. Additionally, cooler temperatures and increased rainfall during the spring and summer months of 2013 compared to 2012 negatively impacted sales in our supermarkets located in vacation areas. We expect the current trend to slow as we cycle through the impacts of the generic drug conversion and the acquired and new store openings. We do not currently expect the trend to continue beyond 2014. We have revised our previous disclosure on page 40 of the prospectus in Amendment No. 1, the changes shown as bolded, underlined text, as follows:

“Inside sales, which are net sales excluding gasoline sales, increased due to the $74.5 million contribution of 28 acquired supermarkets and four new supermarkets opened since July 2012, net of the impact of one supermarket closure. This was partially offset by a 0.5% decrease in same store sales. Inside sales were negatively impacted by a decline in pharmacy sales, largely the result of the conversion of certain drugs from being brand name only to having lower-cost generic equivalents. This conversion had an estimated 31 basis points, or $3.5 million, impact on same store sales. Same store sales were also impacted by the cannibalization effect on sales from the acquired and new supermarkets opened since July 2012 and sluggish economic conditions that have continued to drive customers to buy less and trade down to products with lower

Ms. Mara L. Ransom	October 15, 2013

retail prices. Additionally, cooler temperatures and increased rainfall during the spring and summer months of 2013 compared to 2012 negatively impacted sales in our supermarkets located in vacation areas. We expect the current trend to slow as we cycle through the impacts of the generic drug conversion and the acquired and new store openings. We do not currently expect the trend to continue beyond 2014.”

Liquidity and Capital Resources, page 47

Cash Flows Information, page 47

10.	Please expand this section to discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, or income, or result in your liquidity decreasing or increasing in any material way. Please see Item 14(h) of Form S-4, Item 303 of Regulation S-K and Release No. 33-8350. For example, and not as an exhaustive list, please discuss:

•	the current and potential impact of your substantial indebtedness on you and your operations in greater detail, including your plans for dealing with this debt in future periods, the manner in which your debt may limit your financial flexibility in future periods, and how you will deal with any limited financial flexibility; and

•	how your future expansion plans may impact your liquidity and capital resources.

Response: Our ABL facility allows a maximum borrowing capacity of $125.0 million, subject to a borrowing base calculation, with an option for future upsizing with up to $50.0 million of incremental commitments if certain conditions are met. As of July 13, 2013, the unused availability under our ABL facility was $53.1 million, after giving effect to $15.2 million of letters of credit outstanding thereunder. We expect that cash generated from operations and availability under our ABL facility will provide us with significant flexibility in funding debt service requirements, investments in working capital, capital expenditures, acquisitions and other cash requirements.

Although unforeseen, if faced with limited financial flexibility, we could readily respond through the control of variable operating expenses (for example, by adjusting employment levels) or through the scale back of planned capital expenditure and acquisition activities.

Ms. Mara L. Ransom	October 15, 2013

On December 15, 2013, semi-annual interest payments totaling $28.1 million are payable related to our $460 million and $150 million senior notes. We expect these payments will be substantially funded through cash from operations and will not result in a significant decline from the current availability under our ABL facility. No principal amounts are payable related to these senior notes until their respective maturities on December 15, 2017 and June 15, 2018.

There are currently no factors that are expected to have a material effect on our financial condition, operating performance, revenues, or income, or result in our liquidity decreasing or increasing in any material way.

We have revised our previous disclosure on page 47 of the prospectus in Amendment No. 1, the additions shown as bolded, underlined text and the deletions struck through, as follows:

Liquidity and Capital Resources

Our primary sources of cash are cash flows generated from our operations and borrowings under the ABL Facility. Our ABL Facility allows a maximum borrowing capacity of $125.0 million, subject to a borrowing base calculation, with an option for future upsizing with up to $50.0 million of incremental commitments if certain conditions are met. As of July 13, 2013, the unused availability under our ABL Facility was $53.1 million, after giving effect to $15.2 million of letters of credit outstanding thereunder. We expect that cash generated from operations and availability under our ABL Facility will provide us with significant flexibility in funding debt service requirements, investments in working capital, capital expenditures, acquisitions and other cash requirements for at least the next twelve months. ~~We believe that these sources will be sufficient to meet working capital requirements, anticipated capital expenditures and scheduled debt service payments for at least the next twelve months.~~ Our financial flexibility ~~ability to satisfy debt service obligations, to fund planned capital expenditures and to make acquisitions~~ will depend upon our future operating performance, which will be affected by prevailing economic conditions in the grocery industry and financial, business, and other factors, some of which are beyond our control. Although unforeseen, if faced with limited financial flexibility, we could readily respond through the control of variable operating expenses (for example, by adjusting employment levels) and through the scale back of planned capital expenditure and acquisition activities.

On May 15, 2013, Tops Holding II Corporation issued the Notes due 2018 (also referred to as the “Holding II Notes”). The proceeds from these notes were used to pay a $141.9 million dividend to Tops Holding II Corporation’s stockholders.

On December 20, 2012, Tops Holding LLC (formerly known as Tops Holding Corporation) and Tops Markets, LLC issued the Notes due 2017 (also referred to as the “Holding

Ms. Mara L. Ransom	October 15, 2013

I Notes”). The proceeds from these notes were used to redeem their previously outstanding $350.0 million senior secured notes due 2015, pay a $100.0 million dividend to the shareholders of Tops Holding LLC and pay fees and expenses related to the issuance. Also during December 2012, Tops Markets, LLC entered into the ABL Facility. See “Description of Other Indebtedness—The ABL Facility.”

During early October 2012, we completed the GU Acquisition and acquired 21 retail supermarkets in Upstate New York and Vermont. The $27.6 million aggregate purchase price was funded using cash on hand.

There are currently no factors that are expected to have a material effect on our financial condition, operating performance, revenues, or income, or result in our liquidity decreasing or increasing in any material way. On December 15, 2013, semi-annual interest payments totaling $28.1 million are payable related to our $460 million and $150 million senior notes. We expect these payments will be substantially funded through cash from operations and will not result in a significant decline from the current availability under our ABL facility. No principal amounts are payable related to these senior notes until their respective maturities on December 15, 2017 and June 15, 2018.

11.	We note that net income/loss adjusted for non-cash income and expenses was fairly stable from fiscal 2011 to fiscal 2012. We further note your statement that the interim period had a decline of $13.9 million in net income/loss adjusted for non-cash income and expenses. With a view toward providing your investors with enough context around your historical cash flows so that they can assess the likelihood that past cash flows are indicative of future cash flows, please expand your interim analysis of cash flows to explain the underlying factors that contributed to this decline in cash earnings. Additionally, in light of your debt investors, please address the fact that net cash provided by operating activities for the 2013 interim period was not sufficient to cover interest expense for the same period.

Response: Our cash provided by operating activities for the 28-week period ended July 13, 2013 decreased $29.0 million compared with the 28-week period ended July 14, 2012, in part due to a $13.9 million decrease in earnings, adjusted for non-cash income and expenses. This decrease was due to $6.8 million of bonuses paid to stock option holders following the May 2013 dividend and a $4.9 million increase in utility costs, primarily attributable to higher commodity costs for electricity. Additionally, we experienced a $3.7 million increase in interest expense attributable to higher long-term debt levels as a result of our December 2012 and May 2013 financing activities. Our cash provided by operating activities for the 28-week period ended July 13, 2013 of $31.7 million was less than our cash-based interest expense during the same period of $34.1 million. This was due to the factors previously described, and increased working capital requirements related to acquired and newly opened supermarkets and the timing of

Ms. Mara L. Ransom	October 15, 2013

accounts receivable billings and collections that resulted in an abnormally high balance as of July 13, 2013. We have revised our previous disclosure on page 48 of the prospectus in Amendment No. 1, the additions shown as bolded, underlined text, as follows:

“Cash provided by operating activities for the 28-week period ended July 13, 2013 decreased $29.0 million compared with the 28-week period ended July 14, 2012 due to a $13.9 million decrease in earnings, adjusted for non-cash income and expenses. This decrease was due to $6.8 million of bonuses paid to stock option holders following the May 2013 dividend and a $4.9 million increase in utility costs, primarily attributable to higher commodity costs for electricity. Additionally, we experienced a $3.7 million increase in interest expense attributable to higher long-term debt levels as a result of our December 2012 and May 2013 financing activities. Our cash provided by operating activities for the 28-week period ended July 13, 2013 of $31.7 million was less than our cash-based interest expense during the same period of $34.1 million due to the factors previously described and increased working capital requirements related to acquired and newly opened supermarkets and the timing of accounts receivable billings and collections that resulted in an abnormally high balance as of July 13, 2013. Additionally, changes in operating assets and liabilities represented a use of cash of $3.9 million during the 28-week period ended July 13, 2013, compared with a source of cash of $11.2 million during the 28-week period ended July 14, 2012. This period-over-period change was primarily attributable to increased working capital requirements related to acquired and newly opened supermarkets, as well as the timing of accounts receivable billings and collections that resulted in an abnormally high balance as of July 13, 2013.”

Critical Accounting Policies, page 50

Valuation of Tradename, page 51

12.	We note that you have deemed the Tops tradename to have an indefinite useful life. Please tell us more about the factors you considered in arriving at this determination. In this regard, please provide us support demonstrating there are no legal, regulatory, contractual, competitive, economic, or other factors that limit the useful life of the tradename. See ASC 350-30-35-1 through -5.

Response: We have deemed the Tops tradename to have an indefinite life in accordance with ASC 350-30-35 as there are no legal, regulatory, contractual, competitive, economic, or other factors that limit the useful life of the tradename. Additionally, there is no foreseeable limit on the period of time over which it is expected to contribute to our cash flows. The factors we considered in reaching this conclusion include:

•	We have been a leading supermarket retailer operating under the Tops banner in our market areas for over 50 years supported by strong brand awareness and customer loyalty;

•	We expect to continue to operate under the Tops banner beyond the foreseeable future;

Ms. Mara L. Ransom	October 15, 2013

•	We own the tradename and have no legal, regulatory, or contractual provisions that may limit its useful life;

•	We operate in a stable competitive and regulatory environment that is not expected to impact the tradename’s useful life; and

•	There are no maintenance expenditures required to obtain the expected cash flows from the tradename.

Competition, page 58

13.	Please provide additional detail about the way(s) in which you compete in the markets in which you operate. Please also describe the positive and negative factors pertaining to your competitive position as it relates to the various markets and way(s) in which you operate.

Response: In response to the Staff’s comment, the Issuers have revised the disclosure on page 58 of the prospectus in Amendment No. 1, the additions shown as bolded, underlined text and the deletions struck through, as follows:

“Our Tops Friendly Markets brand and mission statement: “Your friendly neighborhood store that has what you want, while saving you time and money,” exemplifies our focus on quality merchandise, convenience and value. Our supermarkets serve as one-stop shops and offer a wide range of in-store services such as banks, pharmacies and Tim Hortons self-service coffee kiosks. Additionally, we are the only conventional supermarket chain to offer gasoline in the Buffalo and Rochester markets. We have a successful merchandising strategy that offers a broader selection of products and services than our competitors, with a higher mix of national brands. Additionally, we differentiate ourselves by employing a promotional or “Hi-Lo” pricing strategy that resonates well with our market’s core middle income, working family demographic. This promotional strategy uses discounted feature items in our weekly circular, coupons, special advertising events, seasonal price promotions, and a loyalty card program. According to data provided by Nielsen Homescan, we are the number one or number two grocery retailer in the various regions that comprise our market area, where we had a 26.9% total market share for Fiscal 2012.

The supermarket industry, including within our market areas in Upstate New York, Northern Pennsylvania and Vermont, is highly competitive. We compete with

Ms. Mara L. Ransom	October 15, 2013

various types of retailers, including local, regional and national supermarket retailers, convenience stores, retail drug chains, national general merchandisers and discount retailers, membership clubs, warehouse stores and “big box” retailers and independent and specialty grocers. We compete on the basis of location, quality of products, service, price, product variety and store condition. Some of our larger national competitors may have ~~an advantage through~~ stronger buying power and capital resources. ~~In addition, other national or international supermarkets or comparable store operators could enter our markets.~~ Additionally, some of our competitors are not unionized, resulting in potentially lower labor and benefit costs. We also face competition from restaurants and fast food chains. Our market areas generally contain similar demographic and competitive environments.”

Management, page 61

14.	In appropriate places, please include the disclosure required by Item 404(b) of Regulation S-K.

Response: In response to the Staff’s comment, the Issuers have revised the disclosure on page 74 of the prospectus in Amendment No. 1 to describe their procedures for the review, approval or ratification of related party transactions as required by Item 404(b) of Regulation S-K.

Executive Officers and Directors, page 61

15.	Please describe briefly any arrangement or understanding between any of your directors and any other person(s) (naming such person(s)) pursuant to which he or she was selected as a director. Refer to Item 19(a)(7)(i) of Form S-4 and Item 401(a) of Regulation S-K.

Response: In response to the Staff’s comment, the Issuers respectfully confirm that there is no such arrangement or understanding.

Management, page 61

Executive Compensation, page 63

Compensation Discussion and Analysis, page 63

16.

We note that discretionary adjustments to annual incentive compensation may be made by the Compensation Committee based on business considerations or individual performance. We also note that the Compensation Committee decided to pay the discretionary portion of each named executive officers’ annual bonus at 89 percent based on the desire to reward the substantial efforts that were required to achieve the Issuers’

Ms. Mara L. Ransom	October 15, 2013

fiscal 2012 financial and operational objectives. Please clarify what the Committee considered in making its determination, why they took into account those particular performance measures, and whether they would expect to regularly take such measures into account.

Response: In Fiscal 2012, 60 percent of our named executive officers’ bonus was determined based on objective financial performance measures and 40 percent of their bonus was determined at the discretion of the Compensation Committee and the Board of Directors. The portion of each named executive officers’ annual bonus based on objective financial performance measures was paid at 89 percent of target amounts. The objective performance measures used for determining annual bonus amounts to be paid to the named executive officers for Fiscal 2012 were (1) adjusted EBITDA, which represents earnings before interest, income taxes, depreciation and amortization, as adjusted to exclude certain one-time and non-cash expenses, and (2) the change in our cash position, net of borrowings related to our asset-based revolving credit facilities, adjusted for certain one-time cash expenses. As the Board of Directors determined that the performance of each named executive officer was commensurate with the achievement of the objective financial performance measures identified above, the discretionary portion of each named executive officer’s bonus was also paid at 89 percent of target amounts. Additionally, this bonus percentage was consistent with the percentage paid to the remainder of the Company’s administrative management team based solely on the achievement of the same objective financial performance measures. The Compensation Committee and the Board selected adjusted EBITDA and change in cash position as the performance measures for Fiscal 2012 bonuses because those metrics represent the primary measures that created value for shareholders in Fiscal 2012. It is expected that outside of extraordinary circumstances, the discretionary portion of bonuses paid to the named executive officers will take into account and correlate with bonus percentages paid based on objective measures. We have revised our previous disclosure on page 66 of the prospectus in Amendment No. 1, the additions shown as bolded, underlined text and the deletions struck through as follows:

“In administering the Fiscal 2012 bonus program for the named executive officers, the Compensation Committee considered objective performance measures and target achievement levels for those measures to determine the bonus levels for Fiscal 2012. The objective performance measures used for Fiscal 2012 were (1) adjusted EBITDA, which represents earnings before interest, income taxes, depreciation and amortization, as adjusted to exclude certain one-time and non-cash expenses, and (2) the change in our cash position, net of borrowings related to our asset-based revolving credit facilities, adjusted for certain one-time cash expenses. These objective performance measures were weighted at 66.7% and 33.3%, respectively. We selected these metrics on which to base the annual bonus for Fiscal 2012 because we believe they represent the primary measures that created value for shareholders in Fiscal 2012.

Ms. Mara L. Ransom	October 15, 2013

The target achievement levels in Fiscal 2012 were adjusted EBITDA of $150,025,100 and a change in our net cash position of $42,220,659. Our actual Fiscal 2012 results produced $145,842,316 in adjusted EBITDA and a $45,761,924 change in our net cash position. ~~Based on these results, the Board of Directors, upon the recommendation of the Compensation Committee, determined that the objective portion of each named executive officer’s annual bonus would be paid at 89 percent of the target amount. The Board of Directors then determined that the discretionary portion of each named executive officer’s annual bonus should be paid at 89 percent of the target amount. The decision to pay the discretion ary portion of the bonus was based on the Compensation Committee’s desire to reward the substantial efforts that were required to achieve the Fiscal 2012 financial and operational objectives. Accordingly, each named executive officer was awarded 89 percent of their target bonus amount.~~ Based on predetermined scales, the Board of Directors determined that the adjusted EBITDA and net cash position measures would be paid out at 58% and 151% of their respective target bonus amounts. The predetermined scale for adjusted EBITDA ranged from 96.7% of the targeted adjusted EBITDA amount (the minimum level at which a bonus payout would have been awarded), which would have resulted in a payout of 50% of the targeted bonus amount, to 111.3% of the targeted adjusted EBITDA amount, which would have resulted in a payout of 200% of the targeted bonus amount. The predetermined scale for the change in our net cash position ranged from 90.0% of the targeted change in net cash position amount (the minimum level at which a bonus payout would have been awarded), which would have resulted in a payout of 50% of the targeted bonus amount, to 116.6% of the targeted change in net cash position amount, which would have resulted in a payout of 200% of the targeted bonus amount. Accordingly, the Board of Directors, upon the recommendation of the Compensation Committee, determined that the objective portion of each named executive officer’s annual bonus would be paid at 89 percent of the target amount. As the Board of Directors determined that the performance of each named executive officer was commensurate with the achievement of the objective financial performance measures, the discretionary portion of each named executive officer’s bonus was also paid at 89 percent of target amounts. Additionally, this bonus percentage was consistent with the percentage paid to the remainder of the Company’s administrative management team based solely on the achievement of the same objective financial performance measures. It is expected that outside of extraordinary circumstances, the discretionary portion of bonuses paid to the named executive officers will take into account and correlate with bonus percentages paid based on objective measures. The annual cash incentive bonus amount paid to each named executive officer for Fiscal 2012 is reported in the Summary Compensation Table.”

Ms. Mara L. Ransom	October 15, 2013

How did we determine the amount of the annual cash bonus for Fiscal 2012 that we paid to each our named Executive
Officers?, page 65

17.	Please clarify whether the two objective Performance Measures that you disclose here were weighted at a certain percentage. As a related matter, please elaborate upon how you determined that the objective portion of each named executive officer’s annual bonus would be paid at 89% of the target amount.

Response: The objective performance measures used for Fiscal 2012 were (1) adjusted EBITDA, which represents earnings before interest, income taxes, depreciation and amortization, as adjusted to exclude certain one-time and non-cash expenses, and (2) the change in our cash position, net of borrowings related to our asset-based revolving credit facilities, adjusted for certain one-time cash expenses. These objective performance measures were weighted at 66.7% and 33.3%, respectively. Based on predetermined scales, the Board of Directors determined that the adjusted EBITDA and net cash position measures would be paid out at 58% and 151% of their respective target bonus amounts, resulting in the total objective portion of each named executive officer’s annual bonus being paid at 89 percent of the target amount. The predetermined scale for adjusted EBITDA ranged from 96.7% of the targeted adjusted EBITDA amount (the minimum level at which a bonus payout would have been awarded), which would have resulted in a payout of 50% of the targeted bonus amount, to 111.3% of the targeted adjusted EBITDA amount, which would have resulted in a payout of 200% of the targeted bonus amount. The predetermined scale for the change in our net cash position ranged from 90.0% of the targeted change in net cash position amount (the minimum level at which a bonus payout would have been awarded), which would have resulted in a payout of 50% of the targeted bonus amount, to 116.6% of the targeted change in net cash position amount, which would have resulted in a payout of 200% of the targeted bonus amount.

We have supplemented our previous disclosure with the disclosure on page 66 of the prospectus included in our response to comment #16.

Employment Agreements, page 70

18.	Please file each of your employment agreements with your named executive officers as an exhibit to this registration statement. Please see Item 601(b)(10) of Regulation S -K.

Response: The Issuers have filed via incorporation by reference each of the employment agreements with our named executive officers as Exhibits 10.5, 10.6, 10.7, 10.8, 10.9 and 10.10, respectively, in response to the Staff’s comment as noted in the Exhibit Index to Amendment No. 1.

Ms. Mara L. Ransom	October 15, 2013

Certain Relationships and Related Party Transactions, page 74

The Exchange Offers, page 76

19.	Please elaborate upon the services that Sponsors provide pursuant to the Transaction and Monitoring Fee Agreement you discuss here.

Response: In response to the Staff’s comment, we have included the following disclosure on page 74 of the prospectus in Amendment No. 1:

“Under this agreement, MSPE and Graycliff’s services include, among other things, providing (i) advice regarding the structure, terms, conditions and other provisions of debt and equity offerings and advice regarding relationships with Tops Holding LLC and its subsidiaries’ lenders and bankers, (ii) advice regarding the strategy of Tops Holding LLC, (iii) advice regarding dispositions and/or acquisitions and (iv) such other advice as may be reasonably requested by Tops Holding LLC.”

Expiration Date; Extensions; Amendment; Termination, page 79

20.	We note that in the first bullet point on page 79, you reserve the right to “delay accepting any unregistered senior note.” Clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

Response: In response to Staff’s comment, the Issuers have amended the prospectus in Amendment No. 1 to clarify that they reserve the right to delay acceptance due to an amendment or extension to the exchange offer. The Issuers hereby respectfully confirm that any such delay or extension will be conducted in a manner that is consistent with Exchange Act Rule 14e-1(c).

Description of the Exchange Notes due 2017, page 86

21.	We note that your parent guarantor and subsidiary guarantors may in some circumstances be released from their obligations to guarantee the notes issued in your offering. In order to rely on the exceptions contained in Rule 3-10 of Regulation S-X, subsidiary guarantors may only be released from their guarantees in customary circumstances. In light of the above, please provide us with your analysis as to how the guarantees constitute “full and unconditional” guarantees, with a view to understanding how the guarantees satisfy the requirements of Rule 3-10 of Regulation S-X.

Response: In response to the Staff’s comment, the Issuers wish to note for the Staff that Paragraphs (b), (c) and (f) of Rule 3-10 of Regulation S-X (“Rule 3-10”) are applicable to

Ms. Mara L. Ransom	October 15, 2013

the Notes due 2017 (and will be applicable to the Exchange Notes due 2017) and describe situations when financial statements need not be included in a registration statement if: (1) the issuer and one or more of its subsidiary guarantors are 100% owned by the parent company guarantor; (2) the guarantees are full and unconditional; (3) the guarantees are joint and several; and (4) the parent company’s financial statements are filed for certain specified periods and include a condensed consolidating footnote. The Issuers respectfully note that each of the issuers of the Notes due 2017 and each of the subsidiaries that are Guarantors under the indenture governing the Notes due 2017 (and that will govern the Exchange Notes due 2017 (the “Indenture”)) are 100% owned by their ultimate parent, Tops Holding II Corporation, the Guarantees (as defined in the Indenture) are joint and several and Tops Holding II Corporation’s financial statements have been filed for the specified periods and include a condensed consolidating footnote in accordance with the requirements of Rule 3-10(d).

The Staff has asked the Registrants for an analysis as to how the Guarantees constitute “full and unconditional” guarantees in accordance with these requirements of Rule 3-10. The Issuers wish to note for the Staff that they believe that each of the guarantees are full and unconditional because:

(1) the parent guarantee of Tops Holding II Corporation is full and unconditional because (A) Tops Holding II Corporation is not a “Guarantor” or a “Restricted Subsidiary” under the Indenture (as required to release a Guarantee under Section 13.06), as it is not a subsidiary of any of the Issuers under the Indenture (as required by the definition of “Guarantor” in the Indenture), (B) in practice the release provisions provided in Section 13.06(a)(3), 13.06(a)(4) (with respect to a sale of all or substantially all of its assets) and 13.06(a)(5) of the Indenture could not apply to the guarantee of Tops Holding II Corporation (as it is not a Subsidiary) and (C) these release provisions are consistent with the customary circumstances listed in Section 2510.5 of the current Commission’s Division of Corporation Finance Financial Reporting Manual (the “Reporting Manual”) with respect to subsidiary guarantees. In order to clarify, if such approach satisfies the Staff, the issuers of the Notes due 2017 will enter into a supplemental indenture to the Indenture to expressly eliminate the ability to release the guarantee of Tops Holding II Corporation in the circumstances described in Section 13.06(a)(4) of the Indenture. As a result of the amendment, Tops Holding II Corporation may not be released from its guarantee under any circumstances, except in the event of satisfaction and discharge of the Indenture as provided in Article 14, or in the event of legal or covenant defeasance of the Indenture pursuant to Sections 8.02 or 8.03, or pursuant to Section 13.02 of the Indenture, which limits a guarantor’s liability in order to prevent a fraudulent conveyance. For the Staff’s convenience, the amendment, showing new language in bold, underlined text, to Section 13.06 of the Indenture affected by the supplemental indenture is attached as Exhibit A hereto; and

Ms. Mara L. Ransom	October 15, 2013

(2) each of the subsidiary guarantees is full and unconditional because the release provisions in Section 13.06 of the Indenture are consistent with the customary circumstances listed in Section 2510.5 of the Reporting Manual.

In response to the Staff’s comment, we have revised our disclosure on pages 107 and 160 of the prospectus in Amendment No. 1 to note that the circumstances of the release provisions are “customary.”

Financial Statements for the Year Ended December 29, 2012

Note 16. Guarantor Financial Statements, page F-32

22.	We note the disclosure here and in your interim financial statements that supplemental financial information has not been presented for Tops Markets II Corporation as it has no assets or operations. If true, please confirm our assumption and revise your disclosure to state that Tops Markets II Corporation is a finance subsidiary. Refer to Rule 3-10(h) of Regulation S-X for the definition of a finance subsidiary. Otherwise, please provide us with your detailed analysis of how narrative rather than tabular disclosure is appropriate under Rule 3-10 for this co-issuer of guaranteed securities being registered.

Response: We confirm that Tops Markets II Corporation is a finance subsidiary in accordance with Regulation S-X
Rule 3-10(h)(7) as it has no assets, operations, revenues or cash flows other than those related to the issuance, administration and repayment of the 2017 Notes being registered. We have replaced our previous disclosure with the following disclosure on page F-32 of the prospectus in Amendment No. 1:

“Supplemental financial information has not been presented for Tops Markets II Corporation as it is a finance subsidiary.”

Outside Back Cover Page

23.	Please provide the dealer prospectus delivery obligation on the outside back cover page of the prospectus. Please see Item 502(b) of Regulation S-K.

Response: In response to the Staff’s comment, we have included the dealer prospectus delivery obligation on the outside back cover page of the prospectus in Amendment No. 1.

Ms. Mara L. Ransom	October 15, 2013

Item 22. Undertakings, page II-2

24.	Please revise to include the undertakings required by Item 512(a)(5)(ii) of Regulation S-K. See Compliance and Disclosure Interpretations—Securities Act Rules (Question 229.01).

Response: In response to the Staff’s comment, we have revised Item 22 to include the undertakings as required by
Items 512(a)(5)(ii) of Regulation S-K.

Exhibit 5.1

25.	Counsel’s opinion states that it is limited to “Generally Applicable Law,” which appears exclude Delaware law even though you have Delaware entities that are Issuers and Guarantors. Because counsel’s binding obligation opinion encompasses an opinion that Issuers and Guarantors are validly existing, have the power to create the obligation and have taken the required steps to authorize entering to the obligation, please revise to include Delaware law or engage local counsel to provide such opinion. Refer to Staff Legal Bulletin No. 19 (CF) located at our website for additional guidance.

Response: We acknowledge the Staff’s comment. In response to the comment, Shearman & Sterling LLP has revised its opinion to expand the definition of “Generally Applicable Law” by including a reference to the General Corporation Law of the State of Delaware and the Limited Liability Company Act of the State of Delaware. The Issuers respectfully direct the Staff’s attention to the revised Exhibit 5.1 filed with Amendment No. 1.

Exhibit 12.1

26.	We note that you have provided the ratio of earnings to fixed charges in Exhibit 12.1 to the Form S-4. Please confirm that you have disseminated Exhibit 12.1 to security holders or revise your prospectus to include that information. See Item 503(d) of Regulation S-K.

Response: We acknowledge the Staff’s comment. In response to the Staff’s comment, the Issuers have updated Amendment No. 1 to provide the disclosure required by Item 503(d) of Regulation S-K. Please see “Selected Historical Consolidated Financial and Operating Data” on page 38 of the prospectus in Amendment No. 1.

*    *    *

If you have any questions concerning the matter referred to in this letter, please call the undersigned at (212) 848-7658.

Very truly yours,

/s/ Michael W. Benjamin

Michael W. Benjamin

cc:	Jason Niethamer

Jennifer Thompson

Jacqueline Kaufman

(U.S. Securities and Exchange Commission)

William R. Mills, Senior Vice President, Chief Financial Officer

Lynne A. Burgess, Senior Vice President, General Counsel & Secretary

Audit Committee of Tops Holding II Corporation

Exhibit A

Section 13.06 Release of Guarantees.

Notwithstanding any other provision of this Indenture, any Guarantee by a Restricted Subsidiary (and all Liens securing the same) shall be automatically and unconditionally released and discharged upon:

(1) satisfaction and discharge of this Indenture in compliance with Article 14;

(2) a Legal Defeasance or Covenant Defeasance of this Indenture;

(3) such Subsidiary ceasing to constitute a Restricted Subsidiary in a transaction that complies with this Indenture (whether upon a sale, exchange, transfer or disposition of Capital Stock in such Restricted Subsidiary (including by way of merger or consolidation), or the designation of such Restricted Subsidiary as an Unrestricted Subsidiary or the sale or disposition of all of the assets of such Guarantor made in compliance with this Indenture);

(4) the merger or dissolution of a Guarantor into the Issuers or another Guarantor or the transfer or sale of all or substantially all of the assets of a Guarantor to the Issuers or another Guarantor; provided that, for the avoidance of doubt, this Section 13.06(4) does not apply to the guarantee of Tops Holding II Corporation; or

(5) in the case of any Guarantee provided pursuant to the last sentence of Section 4.08 such Subsidiary no longer guaranteeing the payment of any Indebtedness of the Company or any other Guarantor.